UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2025

THIRD COAST BANCSHARES, INC.

(Exact name of Registrant as Specified in Its Charter)

Texas	001-41028	46-2135597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20202 Highway 59 North Suite 190
Humble, Texas		77338
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 281 446-7000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $1.00 per share	TCBX	New York Stock Exchange NYSE Texas

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Reorganization

On October 22, 2025, Third Coast Bancshares, Inc. (the “Company” or “Third Coast”), a Texas corporation and the parent company of Third Coast Bank (“Third Coast Bank”), a Texas banking association, entered into an Agreement and Plan of Reorganization (the “Agreement”), by and among the Company, Arch Merger Sub, Inc. (“Merger Sub”), a Texas corporation and a wholly owned subsidiary of the Company, and Keystone Bancshares, Inc. (“Keystone”), a Texas corporation and the parent company of Keystone Bank, SSB (“Keystone Bank”), a Texas state savings bank.

Subject to the terms and conditions set forth in the Agreement, Merger Sub will merge with and into Keystone (the “Merger”), with Keystone surviving as a wholly owned subsidiary of the Company. Immediately following, and in connection with, the Merger, the Company will cause Keystone to be merged with and into the Company, with the Company surviving the merger (the “Second Step Merger” and together with the Merger, the “Integrated Mergers”). Immediately following the Second Step Merger, or at such later time as the Company may determine, the Company will cause Keystone Bank to be merged with and into Third Coast Bank, with Third Coast Bank surviving the merger.

Subject to the terms and conditions set forth in the Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $1.00 per share, of Keystone (“Keystone Stock”), will be converted into the right to receive, without interest, 0.45925 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of the Company (“TCBX Common Stock,” and such shares of TCBX Common Stock, the “Stock Consideration”). However, the holder of each share of Keystone Stock will be entitled to elect to receive, without interest, an amount of cash equal to the product of (i) the Exchange Ratio, multiplied by (ii) the volume-weighted average price per share of TCBX Common Stock for a 20 trading day period, starting with the opening of trading on the 21st trading day prior to the Calculation Date (as defined in the Agreement) to the closing of trading on the day prior to the Calculation Date, rounded to the nearest cent, as reported by Bloomberg Finance L.P. (the “Cash Election Consideration”), in lieu of such Stock Consideration in exchange for each of such holder’s shares of Keystone Stock, provided that the aggregate Cash Election Consideration to be paid by the Company will not exceed $20,000,000. In the event that Keystone shareholders elect to receive aggregate Cash Election Consideration in an amount greater than $20,000,000, the distribution of the aggregate Cash Election Consideration will be prorated among such shareholders in accordance with the terms of the Agreement. The Exchange Ratio is subject to reduction in the event that Keystone does not deliver a minimum of $94,576,000 of the sum of Keystone’s capital, surplus and retained earnings accounts less all intangible assets, calculated as of the Calculation Date and in accordance with generally accepted accounting principles of the United States consistently applied, and adjusted to reflect certain merger costs and other specified items described in the Agreement.

Subject to the terms and conditions set forth in the Agreement, each option to purchase shares of Keystone Stock granted under the Keystone Bancshares, Inc. 2021 Equity Incentive Plan dated as of April 26, 2021, as amended (the “Keystone Stock Plan”), or in any individual Keystone stock option award agreement (each, a “Keystone Option”), whether vested or unvested, that is outstanding and unexercised immediately before the Effective Time will cease, at the Effective Time, to represent a right to acquire shares of Keystone Stock and will be converted at the Effective Time, without any action on the part of the holder of such Keystone Option, into an option to purchase TCBX Common Stock (a “Converted Stock Option”), with the number of shares of TCBX Common Stock subject to each such Converted Stock Option and the exercise price of each such Converted Stock Option adjusted based on the Exchange Ratio. Each Converted Stock Option will remain subject to the same terms and conditions (including, as applicable, vesting (including any performance-based conditions) and forfeiture terms) as were applicable to the corresponding Keystone Option immediately prior to the Effective Time (except for any required acceleration of vesting and exercisability of such Keystone Option pursuant to the terms of the Keystone Stock Plan and any related award agreement as in effect on the date of the Agreement without any further action by Keystone or administrative changes that are not materially adverse to the holder thereof).

Subject to the terms and conditions set forth in the Agreement, as of the Effective Time, (i) each restricted stock unit award in respect of shares of Keystone Stock granted under the Keystone Stock Plan or in any individual Keystone restricted stock unit award agreement (each, a “Keystone RSU”) that is outstanding immediately before the Effective Time will be fully vested, canceled and converted into the right to receive the Stock Consideration for each share of Keystone Stock earned upon such vesting pursuant to the terms of such Keystone RSU, and (ii) each award of shares of Keystone Stock subject to vesting or repurchase granted under the Keystone Stock Plan or in any individual Keystone restricted stock award agreement (each, a “Keystone Restricted Stock Award”) that is outstanding immediately before the Effective Time will be fully vested, canceled and converted into the right to receive the Stock Consideration for each share of Keystone Stock subject to such Keystone Restricted Stock Award immediately prior to the Effective Time.

The Agreement contains customary representations and warranties from both the Company and Keystone, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Agreement and the closing of the Merger, Keystone’s obligation to recommend that its shareholders approve and adopt the Agreement, the Merger and the transactions contemplated thereby, the Company’s obligation to recommend that its shareholders approve the issuance of shares of TCBX Common Stock in connection with the Merger (the “TCBX Share Issuance”), and Keystone’s non-solicitation obligations relating to alternative acquisition proposals.

Pursuant to the terms of the Agreement, at or promptly following the Effective Time, each of the Company and Third Coast Bank will increase by two the number of directors constituting its board of directors and appoint Jeffrey A. Wilkinson and such other current member of the Keystone board of directors as mutually agreed by the Company and Keystone, to its board of directors.

Completion of the Merger is subject to certain customary conditions, including, among others, (i) subject to certain exceptions, the accuracy of the representations and warranties of each party, (ii) performance in all material respects by each party of its obligations under the Agreement, (iii) the delivery of required closing documents, (iv) approval of the Agreement and the Merger by Keystone’s shareholders and approval of the TCBX Share Issuance by the Company’s shareholders; (v) receipt of required regulatory and other third-party consents or approvals, (vi) the absence of any statute, rule, regulation, order, injunction or other action prohibiting the consummation of the Merger, (vii) the Registration Statement on Form S-4 becoming effective under the Securities Act of 1933, as amended (the “Securities Act”), (viii) authorization for listing on the New York Stock Exchange of the shares of TCBX Common Stock to be issued in the Merger, and (ix) each party’s receipt of an opinion from its counsel to the effect that the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Agreement provides certain termination rights for both the Company and Keystone. The Agreement provides that either the Company or Keystone may terminate the Agreement if, subject to the terms of the Agreement, (i) mutual written consent is given by both parties, (ii) the conditions to the party’s obligations to close the Merger have not been satisfied or waived by September 30, 2026, (iii) the transactions contemplated by the Agreement are disapproved by any regulatory agency whose approval is required, (iv) there has been any material adverse change with respect to the other party, (iv) the other party has breached its respective covenants or agreements or any of the representations or warranties set forth in the Agreement, or (v) the other party enters into any formal or informal administrative action with a governmental entity or any such action is threatened. The Agreement also provides that a termination fee of $4,820,128 will be payable by Keystone in the event of a termination of the Agreement under certain circumstances, including circumstances involving alternative acquisition proposals or changes in the recommendation of Keystone’s board of directors.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding the Company or Keystone, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Keystone, their respective affiliates or their respective businesses, the Agreement and the Merger as well as the information in the Form 10-K, Forms 10-Q, Forms 8-K and other filings that the Company makes with the Securities and Exchange Commission (the “SEC”).

Keystone Voting Agreement.

In connection with entering into the Agreement, the Company entered into a Voting Agreement with Keystone, Bart O. Caraway, as proxy, and certain shareholders of Keystone (the “Keystone Voting Agreement”). The shareholders that are party to the Keystone Voting Agreement beneficially own in the aggregate approximately 12% of the outstanding Keystone Stock. The Keystone Voting Agreement requires, among other things, that the shareholders party thereto vote all of their shares of Keystone Stock in favor of approval of the Merger, the Agreement and any other transactions contemplated by the Agreement and against alternative transactions and generally prohibits them from transferring their shares of Keystone Stock prior to the termination of the Keystone Voting Agreement. The Keystone Voting Agreement will terminate upon the earlier to occur of (a) the date the Agreement is terminated pursuant to Section 9.01 of the Agreement or (b) the date that is 24 months after the closing date of the Merger.

The foregoing description of the Keystone Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Keystone Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Keystone Support Agreement.

In connection with entering into the Agreement, certain directors of Keystone and Keystone Bank have entered into a Director Support Agreement with the Company (the “Keystone Director Support Agreement”) pursuant to which they agreed to support the transaction and to certain additional restrictive covenants.

The foregoing description of the Keystone Director Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Keystone Director Support Agreement, which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization, dated as of October 22, 2025, by and among Third Coast Bancshares, Inc., Arch Merger Sub, Inc., and Keystone Bancshares, Inc.*

10.1	Form of Keystone Voting Agreement

10.2	Form of Keystone Director Support Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule (or similar attachment) will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for any document so furnished.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements reflect Third Coast’s current views with respect to, among other things, future events and Third Coast’s financial performance and include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed transaction. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “looking ahead,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Third Coast’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Third Coast’s control. Accordingly, Third Coast cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Third Coast believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. There are or will be important factors that could cause Third Coast’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement providing for the acquisition of Keystone by Third Coast; (2) the outcome of any legal proceedings that may be instituted against Third Coast or Keystone; (3) the possibility that the transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (4) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Third Coast and Keystone operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of Third Coast’s or Keystone’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the transaction; (9) the dilution caused by Third Coast’s issuance of additional shares of its common stock in connection with the transaction; (10) a material adverse change in the financial condition of Third Coast or Keystone; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of Third Coast and Keystone including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms. For a discussion of additional factors that could cause Third Coast’s actual results to differ materially from those described in the forward-looking statements, please see the risk factors discussed in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC, and Third Coast’s other filings with the SEC.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this communication. If one or more events related to these or other risks or uncertainties materialize, or if Third Coast’s underlying assumptions prove to be incorrect, actual results may differ materially from what Third Coast anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Third Coast does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for Third Coast to predict which will arise. In addition, Third Coast cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

No Offer or Solicitation

This communication is being made in respect of the proposed merger transaction involving Third Coast and Keystone. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

Third Coast intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Keystone and Third Coast that also constitutes a prospectus of Third Coast, and Third Coast will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to Keystone’s and Third Coast’s shareholders seeking the required shareholder approvals of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THIRD COAST, KEYSTONE, THE TRANSACTION AND RELATED MATTERS.

The documents filed by Third Coast with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Third Coast may be obtained free of charge at its website at https://ir.thirdcoast.bank/financials/sec-filings/. Alternatively, these documents, when available, can be obtained free of charge from Third Coast upon written request to Third Coast Bancshares, Inc., Attn: Investor Relations, 1800 West Loop South, Suite 800, Houston, TX 77027, or by calling (713) 960-1300.

Participants in this Transaction

Third Coast, Keystone, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Keystone’s shareholders and Third Coast’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Third Coast may be found in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 5, 2025 and in Third

Coast’s proxy statement for its 2025 Annual Meeting of Shareholders, as filed with the SEC on April 17, 2025, copies of which can be obtained free of charge from Third Coast or from the SEC’s website as indicated above. To the extent the holdings of Third Coast’s securities by its directors and executive officers have changed since the amounts set forth in Third Coast’s proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THIRD COAST BANCSHARES, INC.

Date:	October 27, 2025	By:	/s/ R. John McWhorter
R. John McWhorter Chief Financial Officer